Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was affected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

(1) MAJOR TRANSACTION

DISPOSAL AND EXTERNAL INVESTMENT CONCERNING

THE PIPELINE BUSINESS AND ASSETS

(2) PROPOSED ELECTION AND APPOINTMENT OF DIRECTOR

AND

(3) NOTICE OF THE SECOND

EXTRAORDINARY GENERAL MEETING OF 2020

Financial Advisers

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE TRANSACTIONS AND THE PROPOSED ELECTION AND APPOINTMENT OF DIRECTOR, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE PROPOSED AT THE EGM.

A notice convening the EGM to be held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Monday, 28 September 2020 at 9:00 a.m. is set out on page 51 to 52 of this circular. A form of proxy for use in connection with the EGM is enclosed herewith. Whether or not you are able to attend the EGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM (i.e., by not later than 9:00 a.m., on Sunday, 27 September 2020). Completion and return of the proxy form will not preclude you from attending and voting in person at the EGM or any adjourned meeting should you so wish.

12 August 2020

— i —

FORWARD-LOOKING STATEMENTS

This circular contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	the amounts and nature of future exploration, development and other capital expenditures;

•	future prices and demand for crude oil, natural gas, refined products and chemical products;

•	development projects, exploration prospects, reserves potential, development and drilling potential;

•	production of products and sales forecast;

•	planned production facilities and sales network;

•	future development trends of the oil and gas industry;

•	planned pipeline business development;

•	planned expansion of natural gas infrastructure;

•	the plan to continue to pursue attractive business opportunities inside and outside China;

•	anticipated financial and operating information regarding, and the future development and economic performance of, the Company’s business;

•	anticipated market risk exposure arising from future changes in interest rates, foreign exchange rates and commodity prices; and

•	other prospects of Company’s business and operations.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will” and “would” and similar expressions, as they related to us, are intended to identify a number of these forward-looking statements.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future and are beyond the Company’s control. The forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in this circular and the following:

•	fluctuations in crude oil and natural gas prices;

•	effects of the recent COVID-19 pandemic;

•	failure to achieve continued exploration success;

FORWARD-LOOKING STATEMENTS

•	failures or delays in achieving production from development projects;

•	continued availability of capital and financing;

•	acquisitions and other business opportunities that the Company may pursue;

•	general economic, market and business conditions, including volatility in interest rates, changes in foreign exchange rates and volatility in commodity markets;

•	liability for remedial actions under environmental regulations;

•	the actions of competitors;

•	wars and acts of terrorism or sabotage;

•

changes in policies, laws or regulations of the PRC, including but not limited to changes in policies, laws or regulations in relation to the oil and gas industry (inclusive of the pipeline network reform);

•	other changes in global economic and political conditions affecting the production, supply and demand and pricing of crude oil, refined products, petrochemical products and natural gas; and

•	other risk factors discussed in this circular, and other factors beyond Company’s control.

You should not place undue reliance on any forward-looking statements.

Upon completion of the Transactions, the Company will indirectly, instead of directly, use and receive incomes from the Target Assets. The rights and obligations and relevant risk-taking in relation to operations of the Target Assets after completion of the Transactions have been specified in the Transaction Agreements. However, the specific effects of the relevant arrangements in relation to operations of the Target Assets in the future are still subject to uncertainty.

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 100 H Shares

“Appraiser”	China United Assets Appraisal Group Co., Ltd.

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“Asset Appraisal Report”	the appraisal report on the Target Assets prepared by China United Assets Appraisal Group Co., Ltd.

“Base Date”	31 December 2019, being the reference date adopted by the Appraiser in the Asset Appraisal Report

“Board”	the board of directors of the Company

“Closing Date”	30 September 2020 or such other date as agreed between the Company and PipeChina

“CNPC”	China National Petroleum Corporation (中國石油天然氣集團有 限公司), a state-owned enterprise incorporated under the laws of China and a controlling shareholder of the Company

“Company” or “the Company”	PetroChina Company Limited (中國石油天然氣股份有限公司), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares of which are listed on the Shanghai Stock Exchange

“Consideration”	the consideration of the Transaction including cash and equity interest in PipeChina

“DCF Assets”	includes PetroChina Shandong Gas Pipeline Co., Ltd. (中石油山 東天然氣管道有限公司), PetroChina Shandong Oil Transmission Co., Ltd. (中石油山東輸油有限公司), PetroChina Jilin Gas Pipeline Co., Ltd. (中石油吉林天然氣管道有限責任公司), Jiangsu Rudong United Pipeline Co., Ltd. (江蘇如東聯合管道有 限公司), PetroChina Pipeline Co., Ltd. (中石油管道有限責任 公司), Guangdong Natural Gas Pipeline Network Co., Ltd. (廣東 省天然氣管網有限公司), Jiangxi Natural Gas Investment Co., Ltd. (江西省天然氣投資有限公司) and Shengang Natural Gas Pipeline Co, Ltd. (深港天然氣管道有限公司), the equity interests of which are held by the Company as long-term equity investment

DEFINITIONS

“Director(s)”	the director(s) of the Company

“EGM”	the second extraordinary general meeting of 2020 of the Company to be held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Monday, 28 September 2020 at 9:00 a.m.

“EGM Notice”	the notice of the EGM as set out on pages 51 to 52 of this circular

“Framework Agreement”	The Framework Agreement on Transaction of Oil and Gas Pipeline Relevant Assets entered into by the Company and PipeChina on 23 July 2020, pursuant to which the Group agrees to sell and PipeChina agree to purchase the Target Assets

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the ADS(s) representing the corresponding H Shares

“Initial Oil and Gas”	the initial oil and gas in crude pipelines, refined oil product pipelines and natural gas pipelines, and the initial crude oil and refined oil products in storage facilities included in the Target Assets

“Initial Oil and Gas Sale Agreement”	the Initial Oil and Gas Sale Agreement in relation to the Transaction of the Relevant Assets of Oil and Gas entered into by the Company and PipeChina on 23 July 2020

“Kunlun Energy”	Kunlun Energy Company Limited

“Latest Practicable Date”	4 August 2020, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein

“Operation Agreement”	the Production and Operation Agreement entered into by the Company and PipeChina on 23 July 2020

DEFINITIONS

“PipeChina”	China Oil&Gas Pipeline Network Corporation (國家石油天 然氣管網集團有限公司), a company with limited liability incorporated on 6 December 2019 in the PRC. As of the Latest Practicable Date, PipeChina is wholly owned by SASAC

“percentage ratio”	has the meaning given to it under Chapter 14 of the Hong Kong Listing Rules

“PRC” or “China”	the People’s Republic of China excluding, for the purpose of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“Proposed Disposal”	the proposed disposal of the Target Assets to PipeChina for the Consideration

“Proposed Subscription”	the proposed subscription for equity interest in PipeChina by the Company, representing 29.9% of registered capital of PipeChina upon completion of the Transactions, as part of the Consideration of the Proposed Disposal

“RMB”	Renminbi yuan, the lawful currency of the PRC

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council

“SFO”	The Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

“Shares”	the shares of the Company, including A share and H share

“Shareholder(s)”	holders of the share(s) of the Company

“Shanghai Stock Exchange Listing Rules”	the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Target Assets”	collectively the Target Assets Tranche I, Target Assets Tranche II, Target Assets Tranche III, Target Assets Tranche IV, Target Assets Tranche V, Target Assets Tranche VI, Target Assets Tranche VII, Target Assets Tranche VIII, Target Assets Tranche IX and the Initial Oil and Gas

“Transactions”	the transactions under the Transaction Agreements including the Proposed Disposal and the Proposed Subscription

DEFINITIONS

“Transaction Agreements”	the Framework Agreement and a series of relevant agreements hereunder entered into by the Company and PipeChina on 23 July 2020 with respect to the Transactions, which are set out in “Letter from the Board — The Transactions — 2. The Transactions — (b) Further information about the Transaction Agreements”

“Transitional Period”	between the Base Date (exclusive) and the Closing Date (inclusive)

“%”	percent.

LETTER FROM THE BOARD

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal Address:
Dai Houliang (Chairman)	World Tower
Li Fanrong (Vice chairman)	16 Andelu
Liu Yuezhen	Dongcheng District
Lv Bo	Beijing 100011
Jiao Fangzheng
Duan Liangwei	Office Address:
Elsie Leung Oi-sie*	9 Dongzhimen North Street
Tokuchi Tatsuhito*	Dongcheng District
Simon Henry*	Beijing 100007
Cai Jinyong*	PRC
Jiang, Simon X.*

* Independent non-executive Directors

12 August 2020

To the Shareholders

Dear Sir/Madam,

(1) MAJOR TRANSACTION

DISPOSAL AND EXTERNAL INVESTMENT CONCERNING

THE PIPELINE BUSINESS AND ASSETS

(2) PROPOSED ELECTION AND APPOINTMENT OF DIRECTOR

AND

(3) NOTICE OF THE SECOND

EXTRAORDINARY GENERAL MEETING OF 2020

LETTER FROM THE BOARD

INTRODUCTION

We refer to the announcement of the Company dated 23 July 2020 in relation to the disposal and external investment concerning the pipeline business and assets, and the announcement of the Company dated 11 June 2020 in relation to the proposed election and appointment of Director. The purpose of this circular is to provide you with information regarding the Transactions and the proposed election and appointment of Director in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the EGM.

THE TRANSACTIONS

1.	INTRODUCTION

The Company entered into the Transaction Agreements with PipeChina on 23 July 2020, pursuant to which the Group has agreed to sell, and PipeChina has agreed to purchase, the Target Assets, the consideration of which will be satisfied (i) through equity interest in PipeChina and (ii) in cash.

Upon completion of the Transactions and other transactions that PipeChina is undertaking simultaneously with other investors in PipeChina, PipeChina will become an associated company of the Company.

2.	THE TRANSACTIONS

The Board announces that on 23 July 2020, the Company entered into the Transaction Agreements, including the Framework Agreement and a series of relevant agreements hereunder (as set out in section (b) below), with PipeChina, with respect to the Transactions.

(a)	Principal terms of the Transaction Agreements

Date:	23 July 2020

Parties:	(i) The Company; and

(ii) PipeChina

Subject matter:	Subject to the terms and conditions of the Transaction Agreements, the Group has agreed to sell, and PipeChina has agreed to purchase, the Target Assets, including major oil and gas pipelines, certain gas storage facilities, oil storage facilities, liquefied natural gas (“LNG”) terminals and ancillary facilities, and the Initial Oil and Gas (including all the equity interests in certain target entities held by the Company, the scope of which is set out in the Transaction Agreements).

LETTER FROM THE BOARD

Transaction consideration and payment:	The transaction consideration was based on the appraised value of the Target Assets, being approximately RMB268.7 billion, and the final consideration shall be determined after the audit with reference to the profit and loss of the Target Assets during the Transitional Period, the subsequent adjustment items after the Base Date and the value of the Initial Oil and Gas at the time of delivery. The base transaction consideration of approximately RMB268.7 billion (to be adjusted according to the price adjustment mechanism set out in the Transaction Agreements) will be satisfied by PipeChina in the following manners:

(i) RMB149.5 billion will be satisfied through equity interest in PipeChina, totaling RMB149.5 billion out of the RMB480 billion being the increase in registered capital of PipeChina, accounting for 29.9% of the equity interest in PipeChina upon completion of its restructuring (the “Equity Consideration”); and

(ii) the remainder will be satisfied in cash.

Considering (i) the stability of overall conditions of the Target Assets, and (ii) arrangements in relation to the profit and loss of the Target Assets during the Transitional Period and the adjustment items subsequent to the Base Date in the Transaction Agreements, the Board is of the view that the valuation of the Target Assets at the Base Date (being 31 December 2019) is an appropriate reference for the base transaction consideration.

PipeChina shall pay 90% of the difference calculated with the appraised value of the Target Assets minus the Equity Consideration to the Company on 15 October 2020, together with interest accrued on such amount from 1 October 2020 to the date on which the payment is credited, calculated based on the Renminbi demand deposit benchmark interest rate for financial institutions. PipeChina shall ensure such payment is credited on 16 October 2020. PipeChina shall pay the remaining cash consideration (the “Unpaid Cash Consideration”) to the Company within ten business days after completion of the Closing Audit (as defined below), together with interest accrued on such amount from 1 October 2020 to the date on which the payment is credited, calculated based on the Renminbi demand deposit benchmark interest rate for financial institutions.

The consideration in relation to the Initial Oil and Gas in the Target Assets shall be paid in accordance with the Initial Oil and Gas Sale Agreement.

LETTER FROM THE BOARD

Upon completion of the Transactions and other transactions that PipeChina is undertaking simultaneously with other investors in PipeChina, the registered capital of PipeChina will be increased from RMB20 billion to RMB500 billion, of which the Company will hold 29.9%.

Profit and loss during the Transitional Period and the adjustment items subsequent to the Base Date:	Within 60 days after the Closing Date, PipeChina and the Company shall engage an accounting firm qualified in the securities and futures segment, which are acceptable to both parties, to conduct an audit over the Target Assets followed by an audit report (the “Closing Audit”) to determine the profit and loss of the Target Assets during the Transitional Period and the adjustment items subsequent to the Base Date.

The profit and loss during the Transitional Period belong to the Company. The distributable profit of the Target Assets in connection with the dividends declared during the Transitional Period shall not be included in the transaction consideration. The Company shall receive any net profit generated from the Target Assets during the Transitional Period or the corresponding part of any increase in net assets arising from other gain or loss during the Transitional Period after the Closing Audit, in the form of dividends. The resolution regarding such dividends shall be declared before the Closing Date. The amount of such dividends shall be determined based on the distributable profit of the target equity arising during the Transitional Period, as stated in the Closing Audit report. Such dividends shall be payable within 30 days after completion of the Closing Audit. The part that cannot be received in the form of dividends shall be included in the consideration in cash, the payment of which shall be no later than the time for the settlement of the Unpaid Cash Consideration. PipeChina shall deduct from the Unpaid Cash Consideration with respect to any loss incurred by the Target Assets or part of any decrease in net assets arising from other gain or loss during the Transitional Period. Where the Unpaid Cash Consideration is insufficient to cover such amount, the shortage shall be payable by the Company to PipeChina in cash no later than the time for the settlement of the Unpaid Cash Consideration.

LETTER FROM THE BOARD

The distributable profit generated before the Base Date while declared as dividends during the Transitional Period shall not be included in the transaction consideration. Where the net asset amount of the Target Assets decreases after the Closing Audit during the Transitional Period due to subsequent adjustment items after the Base Date, PipeChina shall make a deduction from the Unpaid Cash Consideration. Where the Unpaid Cash Consideration is insufficient to cover such amount, the shortage shall be payable by the Company to PipeChina in cash no later than the time for the settlement of the Unpaid Cash Consideration. Where the net asset amount of the Target Assets increases during the Transitional Period due to subsequent adjustment items after the Base Date, the Company shall receive such increase in the net asset in the form of dividends. The resolution regarding such dividends shall be declared before the Closing Date (inclusive). Such dividends shall be payable within 30 days after completion of the Closing Audit. The amount in relation to the dividends declared or distributed during the Transitional Period shall not be included in the transaction consideration. The part that cannot be received in the form of dividends shall be included in the consideration in cash, the payment of which shall be no later than the time for the settlement of the Unpaid Cash Consideration.

Initial Oil and Gas:	Pursuant to the Initial Oil and Gas Sale Agreement, the Group has agreed to sell, and PipeChina has agreed to purchase, the Initial Oil and Gas, which is part of the Target Assets.

The ownership and risk relating to the Initial Oil and Gas will be passed from the Group to PipeChina and/or its subsidiaries at 24:00 on the Closing Date. The product quality and the amount of the Initial Oil and Gas to be delivered shall be examined and determined by the audit institution jointly appointed by the Group and PipeChina. The date of the abovementioned examination and determination shall be no later than 20 October 2020.

The value of each part of the Initial Oil and Gas shall be calculated on the Closing Date in accordance with the examined and determined amount and the unit price (i.e. the arithmetical average of the respective unit price on the Base Date and on the Closing Date to be determined in accordance with the unit price standard on such two dates respectively). PipeChina shall pay in one lump-sum the total value of the Initial Oil and Gas to the Group before 31 October 2020 in the amounts as confirmed in all the confirmation letters regarding the value of each part of the Initial Oil and Gas.

LETTER FROM THE BOARD

The basis for determining the unit price of the Initial Oil and Gas is set out below:

Crude oil:

•   The unit price of domestic crude oil in the crude oil pipelines shall be based on the benchmark price of domestic crude oil supplied internally by the Company (depending on crude oil varieties), and determined according to the documents regarding the standard price of domestic crude oil supplied internally by the Company (in which heavy oil and super heavy oil in Xinjiang Oilfield are calculated according to the benchmark price of Xinjiang Oilfield plus RMB100 per ton);

•   The unit price of Kazakhstan crude oil and Russian crude oil imported via crude oil pipelines shall be calculated based on the contract price in Sino-Kazakhstan and Sino- Russian crude oil contracts, and determined by the CIF price, taking into consideration the overseas pipeline tariff and miscellaneous fees;

•   The unit price of crude oil imported via Sino-Myanmar crude oil pipelines and by sea shall be calculated based on the CIF price of crude oil supplied by China National United Oil Corporation to Yunnan Petrochemical and Huabei Petrochemical, taking into consideration the overseas pipeline tariff and miscellaneous fees;

Refined products: The unit price of gasoline and diesel shall be determined according to the average of the highest retail price of gasoline and diesel (standard) in 30 provincial regions and key cities published by the National Development and Reform Commission, multiplied by the quality ratio of gasoline and diesel, and deducted by RMB500 per ton;

Natural gas: The unit price of natural gas shall be determined according to the monthly average retail price at the sales branches of the Company when such price is calculated according to the Initial Oil and Gas Sale Agreement (including the price around the oil and gas fields and excluding liquid natural gas products).

LETTER FROM THE BOARD

Conditions precedent:	The Transactions are subject to satisfaction or waiver of the following conditions precedent:

(1)   the representations, undertakings and warranties made by the parties on the signing date of the Transaction Agreements being true, accurate, complete and not misleading, fabricated or omissive in all material aspects as of the Closing Date;

(2) the Company having approved the Transactions in accordance with its constitutional documents, and having agreed on the articles of association of PipeChina following its restructuring;

(3) PipeChina having approved the Transactions in accordance with its constitutional documents;

(4) a declaration on the concentration of business operators in respect of the Transactions having been filed and clearance having been obtained;

(5)   other investors in PipeChina having approved its participation in the restructuring of PipeChina, having agreed on the articles of association of PipeChina following its restructuring, and notice of general meeting having been issued by PipeChina to convene a general meeting within 10 business days after the Closing Date to consider and execute the articles of association and to consider and approve other matters relating to the restructuring of PipeChina;

(6)   PipeChina having provided a capital contribution certificate to the Company, and having registered the Company on the register of shareholders of PipeChina; PipeChina having communicated with the market supervision and administration authority and obtained its unofficial confirmation, in relation to the registration for corporate changes to be filed with the market supervision and administration authority after completion of the restructuring of PipeChina (including but not limited to registering the Company as a shareholder, and the directors nominated by the Company being filed with the market supervision and administration authority);

(7) the Assets Appraisal Report having been approved or filed for record in accordance with the laws and regulations of China;

LETTER FROM THE BOARD

(8) all other approvals, permits, filings and registrations, which are required by all known applicable government authorities in connection with the Transactions, having been obtained;

(9) the Company and PipeChina having entered into the Operation Agreement; and

(10)   other investors in PipeChina having entered into transaction agreements respectively with PipeChina with core terms and conditions which are not materially different from the Transaction Agreements and each of such agreements being capable of being completed and having capital contribution to PipeChina paid on in cash (if applicable) the Closing Date.

If, due to reasons unrelated to either party, the aforementioned conditions precedent are not fully satisfied or waived by 30 September 2021 (the “Long Stop Date”), either party shall have the right to unilaterally terminate the Transaction Agreements in writing within 30 days after the Long Stop Date without any liability.

Closing:	After all conditions precedent set out in the Transaction Agreements have been satisfied, the ownership and risk of the Target Assets shall be passed from the Company to PipeChina at 24:00 on the Closing Date (being 30 September 2020). If the conditions precedent set out in the Transaction Agreements have not been fully satisfied or waived as of the Closing Date, the Company and PipeChina shall separately discuss and agree on another closing date.

The Company shall use its best efforts to obtain the written confirmations from the other shareholders of all companies equity of which forms part of the Target Assets, confirming their approvals of the equity transfer and waivers of their right of first refusal, before the Closing Date. Both parties shall complete corporate change registration and property right change registration procedures for all companies equity of which forms part of the Target Assets no later than 60 days after the Closing Date.

LETTER FROM THE BOARD

PipeChina shall complete corporate change registration as a result of its restructuring within 15 business days after the Closing Date, including but not limited to completion of the registration of changes in registered capital, the registration of changes in shareholders, the filing of amendments to the articles of association, the filing of directors, supervisors and senior management, and other related filing for record with the competent market administration authorities. The Company will provide assistance.

Both parties agree that, with respect to the transfer of employees and related personnel under the Target Assets, the principle of “people following the assets (business)” should be adopted.

Transfer of the creditor rights and debts:	With regard to all financial institution debts included in the non-equity assets under the Target Assets, the Company shall promptly notify such financial institution creditors and obtain no objection opinions from them after the effective date of the Transaction Agreements, and such debts shall be assumed by PipeChina on the Closing Date. With regard to the non-financial institution debts included in the non-equity assets under the Target Assets, the Company shall notify such creditors in a proper manner after the effective date of the Transaction Agreements, and such debts shall be assumed by PipeChina on the Closing Date. Where such creditors disagree with the assumption of such debts by PipeChina on the Closing Date, the parties shall negotiate to resolve the disagreement. With regard to the creditor rights included in the non-equity assets under the Target Assets, the Company shall notify such debtors in a proper manner after the effective date of the Transaction Agreements, and such creditor rights shall be assumed and enjoyed by PipeChina since the Closing Date, and the debtors shall pay the debts to PipeChina. In principle, the contracts signed by the Company related to the non-equity assets under the Target Assets shall be changed to be in the name of PipeChina.

With regard to the equity interests in certain target entities under the Target Assets, the Transactions will not change the independent legal person status of such target entities. The credits, debts, business, personnel and labour relationships, contracts, etc. of such entities shall continue to be undertaken and performed by such entities under unified management by PipeChina.

LETTER FROM THE BOARD

Corporate governance:	Upon completion of the Transactions, the Company, as a shareholder of PipeChina, will enjoy all the rights and undertake the obligations as a shareholder as stipulated in the Company Law of the People’s Republic of China and the relevant legal documents, details of which will be specified in the articles of association of PipeChina.

The board of directors of PipeChina shall comprise 11 directors and the Company has two board seats.

Dividend policy:	Each shareholder of PipeChina shall be distributed with the profits and the remaining properties in the event of liquidation in proportion to its respective paid-in capital contributions. In principle, PipeChina’s annual cash dividend distribution ratio shall not be less than 30% of its distributable profits per annum. The specific distribution plan and ratio shall be determined by the board of directors and the general meeting of shareholders of PipeChina in light of the circumstances concerning the capital, business development needs and other matters of PipeChina and the internal approval procedures as stipulated in the articles of association of PipeChina.

Other undertakings:	PipeChina shall ensure that after the Closing Date, the Target Assets shall remain in normal operations, and the standards of service it provides shall not be lower than the existing standards. After the Closing Date, PipeChina undertakes that it will not conduct any material adverse activities or nonfeasance which will affect the Company’s continued normal use of the Target Assets for production and operations.

Effectiveness and amendments:	The Transaction Agreements are reached after being signed and sealed by the legal representatives or authorized representatives of both parties, and will take effect on the date when all the following conditions have been satisfied:

(1) Shareholders of PipeChina having made decisions to approve the Transactions; and

(2) a general meeting of the Company having approved the Transactions.

After the Transaction Agreements are signed, any amendments to such Transaction Agreements (or any other transaction documents) must be made in writing, and will take effect only after being signed and sealed by the legal representatives or authorized representatives of both parties.

LETTER FROM THE BOARD

(b)	Further information about the Transaction Agreements

On 23 July 2020, in addition to the Framework Agreement, the Company entered into a series of relevant agreements with PipeChina, in respect of specific Target Assets involved in the Transactions. The details of such agreements are set out below:

Agreements	Consideration	Assets involved
The Equity Acquisition Agreement on PetroChina Pipeline Co., Ltd.	Increased registered capital of PipeChina of RMB141,673.5 million (accounting for approximately 28.3347% of the equity interest in PipeChina upon completion of the Transactions) and certain cash	72.2616% of the equity interest in PetroChina Pipeline Co., Ltd. (the “Target Assets Tranche I”)

The Equity Acquisition Agreement on PetroChina Shandong Gas Pipeline Co., Ltd.	Increased registered capital of PipeChina of RMB2,047 million (accounting for approximately 0.4094% of the equity interest in PipeChina upon completion of the Transactions) and certain cash	70% of the equity interest in PetroChina Shandong Gas Pipeline Co., Ltd. (the “Target Assets Tranche II”)

The Equity Acquisition Agreement on PetroChina Shandong Oil Transmission Co., Ltd.	Increased registered capital of PipeChina of RMB1,044 million (accounting for approximately 0.2088% of the equity interest in PipeChina upon completion of the Transactions) and certain cash	70% of the equity interest in PetroChina Shandong Oil Transmission Co., Ltd. (the “Target Assets Tranche III”)

The Equity Acquisition Agreement on PetroChina Huixin Oil Products Storage and Transmission Co., Ltd.	Increased registered capital of PipeChina of RMB184 million (accounting for approximately 0.0368% of the equity interest in PipeChina upon completion of the Transactions) and certain cash	51% of the equity interest in PetroChina Huixin Oil Products Storage and Transmission Co., Ltd. (the “Target Assets Tranche IV”)

The Equity Acquisition Agreement on PetroChina Jilin Gas Pipeline Co., Ltd.	Increased registered capital of PipeChina of RMB615 million (accounting for approximately 0.1230% of the equity interest in PipeChina upon completion of the Transactions) and certain cash	60% of the equity interest in PetroChina Jilin Gas Pipeline Co., Ltd. (the “Target Assets Tranche V”)

The Equity Acquisition Agreement on PetroChina Guizhou Natural Gas Pipeline Network Co., Ltd.	Increased registered capital of PipeChina of RMB273 million (accounting for approximately 0.0546% of the equity interest in PipeChina upon completion of the Transactions) and certain cash	60% of the equity interest in PetroChina Guizhou Natural Gas Pipeline Network Co., Ltd. (the “Target Assets Tranche VI”)

LETTER FROM THE BOARD

Agreements	Consideration	Assets involved
The Equity Acquisition Agreement on Jiangxi Natural Gas Investment Co., Ltd.	Increased registered capital of PipeChina of RMB906.5 million (accounting for approximately 0.1813% of the equity interest in PipeChina upon completion of the Transactions) and certain cash	50% of the equity interest in Jiangxi Natural Gas Investment Co., Ltd. (the “Target Assets Tranche VII”)

The Equity Acquisition Agreement on Shengang Natural Gas Pipeline Co, Ltd.	Increased registered capital of PipeChina of RMB2,757 million (accounting for approximately 0.5514% of the equity interest in PipeChina upon completion of the Transactions) and certain cash	60% of the equity interest in Shengang Natural Gas Pipeline Co, Ltd. (the “Target Assets Tranche VIII”)

The Disposal Agreement on Relevant Assets of Oil and Gas Pipelines from Guangdong Natural Gas Pipeline Network Co., Ltd. and Others	Cash of approximately RMB58,204 million	51% of the equity interest in PetroChina Jilin Natural Gas Pipeline Network Co., Ltd., 50% of the equity interest in Jiangsu Rudong United Pipeline Co., Ltd., 50% of the equity interest in Fujian Natural Gas Pipeline Network Co., Ltd., and 23% of the equity interest in Guangdong Natural Gas Pipeline Network Co., Ltd., which are held by the Company, and non-equity assets (including oil and gas pipelines, gas storage and LNG terminals and ancillary facilities) under the Pipeline Branch, Southwest Pipeline Branch, West-East Natural Gas Transmission Pipeline Branch, West Pipeline Branch, Pipeline Construction Project Management Department, Beijing Oil and Gas Control Center, Northwest Sales Branch — Nanning Oil Storage and Shenzhen LNG Project Management Department of the Company (the “Target Assets Tranche IX”)

The Initial Oil and Gas Sale Agreement	Please refer to (a) Principal terms of the Transaction Agreements — Initial Oil and Gas	The Initial Oil and Gas

LETTER FROM THE BOARD

The Base Date for the valuation of the above Target Assets is 31 December 2019. The valuation was performed based on the asset-based approach and the income approach, respectively. The valuation based on the asset-based approach was finally chosen as the conclusion of the valuation. The valuation of the DCF Assets under the Target Assets was based on valuation performed based on the income approach.

The book value of the Target Assets is RMB222,880.2954 million, the appraised value of the Target Assets is RMB268,704.7755 million, with RMB45,824.4801 million in value appreciation and a value appreciation rate of 20.56%.

The above asset valuation results have been filed for record in accordance with the PRC laws and regulations.

(c)	Financial information of the Target Assets

Financial information of the Target Assets as at the dates indicated/for the periods indicated as compiled from the audited financial statements of the Target Assets is set out as follows:

	As at 31 December 2019/ For the year ended 31 December 2019 RMB	As at 31 December 2018/ For the year ended 31 December 2018 RMB
Total assets	378,081,628,050.46	351,782,007,029.58
Total liabilities	94,625,252,160.07	93,388,905,133.08
Net assets	283,456,375,890.39	258,393,101,896.50
Net assets attributable to shareholders of the Company	222,880,295,431.80	197,629,443,310.86
Operating income	60,518,500,865.55	60,490,041,573.51
Profit before taxation	26,591,286,308.02	28,971,773,865.02
Profit after taxation	21,160,189,612.85	22,946,411,454.03
Net profit attributable to shareholders of the Company	15,654,778,440.42	17,248,284,329.13

(d)	Internal reorganization

In order to implement the Transactions, the Company is carrying out a series of internal reorganization with respect to the Target Assets as follows:

The Company proposes to convert its Pipeline Branch and Southwest Pipeline Branch, respectively, into two wholly-owned subsidiaries, and the Target Assets would include 100% of the equity interests in such two wholly-owned subsidiaries.

LETTER FROM THE BOARD

(e)	Profit forecast under the Asset Appraisal Report

According to the Asset Appraisal Report, the total valuation on the Target Assets was performed based on the asset-based approach, of which, valuation of the DCF Assets under the Target Assets was performed based on the income approach. The valuation of the DCF Assets performed based on the income approach is regarded as a profit forecast under Rule 14.61 of the Hong Kong Listing Rules.

(i)	Valuation assumptions

For the valuation performed based on the income approach, the Appraiser has adopted the following valuation assumptions:

General Assumption

1.	Transaction Assumption

The transaction assumption assumes that the Target Assets are already in the process of transaction, and the Appraiser simulates the market for appraisal according to the transaction conditions of the Target Assets. The transaction assumption is one of the most basic preconditional assumptions for the performance of asset appraisal.

2.	Public Market Assumption

The public market assumption assumes that, as for the subject assets traded in the market, or the subject assets to be traded in the market, both parties of asset trading have equal footings and have the opportunity and time to obtain sufficient market information, so as to make rational judgment on the functions, use and transaction price of the subject assets. The public market assumption is based on the fact that the subject assets can be publicly traded in the market.

3.	Sustainable Operation Assumption

The sustainable operation assumption refers to such an assumption that, the Target Assets will continue to be used as per its current purpose and the manner, size, frequency and environment of use, or continue to be used on the basis of certain change therein, and the Appraiser determines the method, parameters and basis for appraisal accordingly.

Special Assumptions

There is no significant change in the current macroeconomic, financial and industrial policies of China.

There is no significant change in other social and economic environment where the Target Assets are located and other policies (such as tax policies and tax rates) implemented thereby.

The future operation and management team of the Target Assets will be diligent in their duties, and continue to maintain the existing operation strategies and continue to operate the Target Assets.

LETTER FROM THE BOARD

The Target Assets are based on the actual inventory on the Base Date, and the current market price of the Target Assets is based on the domestic effective price on the Base Date.

The basic data/information and financial data/information provided by the Group are true, accurate and complete.

The appraisal scope is only subject to and based on the appraisal declaration form provided by the Group, without taking into account the contingent assets and contingent liabilities that may exist outside the list provided by the Group.

In view of the frequent changes or significant changes in the monetary funds or bank deposits of the Group in the course of operation, as for the financial expenses under the Asset Appraisal Report, the Appraiser does not take into account the interest income generated by the deposits, nor consider the uncertain gains and losses such as exchange gains and losses.

It is assumed that the cash inflow and cash outflow of the companies holding the Target Assets after the Base Date are the average of such inflow and outflow.

(ii)	Confirmation

KPMG, the Company’s reporting accountants, has been engaged to issue a report dated 23 July 2020 on the calculations of the discounted future cash flows used in the Asset Appraisal Report, as required by paragraph 14.62(2) of the Hong Kong Listing Rules. The discounted future cash flows do not involve the adoption of accounting policies.

The financial advisers of the Company, Goldman Sachs (Asia) L.L.C., UBS AG Hong Kong Branch and China Securities (International) Corporate Finance Company Limited, have discussed with the Directors, the management of the Company and the Appraiser on the bases and assumptions upon which the profit forecast regarding the DCF Assets in the Asset Appraisal Report has been prepared, and reviewed the profit forecast included in the Asset Appraisal Report upon which the valuation of the DCF Assets has been made. The financial advisers have also considered the report from KPMG. On the basis of the foregoing and subject to conditions set out in the Financial Adviser Letter (as defined below), the financial advisers confirmed that the profit forecast regarding the DCF Assets in the Asset Appraisal Report prepared using the income approach has been made after due and careful enquiries by the Directors and issued a letter dated 23 July 2020 in accordance with Rule 14.62(3) of the Hong Kong Listing Rules (the “Financial Adviser Letter”).

The report from KPMG and the Financial Adviser Letter have been submitted to the Stock Exchange, and are included in Appendix I and Appendix II, respectively, to this circular pursuant to Rules 14.60A and 14.62 of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

3.	FINANCIAL EFFECT OF THE TRANSACTIONS

The expected gains arising from the Transactions will be based on the appreciation value of the Target Assets of RMB45.82 billion. The final net gains will be subject to various factors including the value of the Target Assets on the Closing Date, the relevant taxes and fees incurred under the Transactions and the value of the Initial Oil and Gas at the time of delivery.

Upon completion of the Transactions, eight branches of the Company, including Pipeline Branch, and eight subsidiaries of the Company, including PetroChina Pipeline Co., Ltd., will no longer be consolidated into the financial statements of the Group. The Company will also no longer apply the equity method for accounting, or record the returns on the equity investment from four associated companies or joint ventures, including Guangdong Natural Gas Pipeline Network Co., Ltd. The Company, as the shareholder of PipeChina, will be entitled to receive the returns on the equity investment it has in PipeChina as a shareholder and will account for this equity investment as an investment in associates using equity method. The equity investment in PipeChina is expected to bring relatively stable long-term returns. However, due to changes in the national pricing policy on oil and gas pipeline transmission, downstream market demands and other factors, the profitability of PipeChina in the future is subject to uncertainty. The asset-liability ratio of the Group is expected to decrease upon completion of the Transactions.

4.	USE OF PROCEEDS FROM THE TRANSACTIONS

The proceeds in cash from the Transactions are expected to be used for (i) dividend distribution to Shareholders with reference to the Company’s results of operations, capital expenditures and cash flows in 2020 (the distribution plan will be contained in the relevant interim and annual results announcements of the Company in 2020 to be published); (ii) the Group’s upstream oil and gas exploration and development, and downstream business development in order to further increase the value of oil and gas industry chain, as well as the transformational development of the Company to a green and low-carbon model with more investments on the fields of new energy and new materials; and (iii) repayment of debts in order to optimize the Company’s capital structure.

The Company will comprehensively consider, including but not limited to, results of operations of the Company for the first half of 2020, results of operations of the Company for 2020 upon completion of the Transactions, and its business development, financial condition, capital expenditure and requirements of debt balance, when determining the specific allocation of the expected use of proceeds in the future. The Shareholders will be notified in a timely manner.

5.	RATIONALES AND BENEFITS FOR THE TRANSACTIONS

The Transactions are carried out mainly based on commercial rationales of the Company’s future long-term development.

First, as the largest oil and gas producer and supplier in the PRC, the Company is a leader in the domestic market in terms of its annual production volume of crude oil and natural gas. In particular, being a green, low-carbon and clean energy, natural gas is an important and strategic asset for the Company with expected growth potential and value. Between now and 2025, the Company will continue to develop its domestic natural gas business. In light of the expected progress in domestic energy transformation and environment protection measures, the domestic natural gas consumption volume is expected to increase between now and 2025, and the Company is expected to maintain a stable market share. Upon completion of the restructuring of the Company’s pipeline business, the Company will focus more on its upstream oil and gas exploration and development business, and actively promote the development of its downstream oil and gas distribution market.

LETTER FROM THE BOARD

Secondly, the Transactions are expected to help relieve the Company’s pressure relating to capital expenditures. With the increase in domestic production of natural gas, and the increase in resources of imported natural gas, the Company would have been expected to invest more on the long-distance pipeline construction in the period from 2021 to 2030. The Company expects that the Transactions can effectively reduce the scale of the Company’s pipeline investment, so as to relieve the Company’s pressure relating to capital expenditures.

Thirdly, the Company would be able to make greater use of the nationwide oil and gas storage and transmission facilities to improve operational efficiency and value creation capabilities. Participating in the national pipeline network restructuring will help strengthen the strategic synergy with PipeChina in the planning, use and operation of the pipeline network. Meanwhile, according to PipeChina’s development plan, with new pipelines being gradually put into operation, PipeChina has good growth potential, and is expected to bring positive financial impact on the Company, which can support the development of the Company’s core businesses.

The Directors are of the view that (i) the terms of the Transactions are fair and reasonable; and (ii) the Transactions were entered into on normal commercial terms and are in the interests of the Company and the Shareholders as a whole.

6.	LISTING RULES IMPLICATIONS

The Transactions involve the Proposed Disposal (in respect of the disposal of the Target Assets) and the Proposed Subscription (in respect of the subscription for equity interest in PipeChina).

As the highest of the applicable percentage ratios under the Hong Kong Listing Rules in respect of the Proposed Disposal is more than 25% but less than 75%, such transactions constitute a major transaction of the Company. As the highest of the applicable percentage ratios under the Hong Kong Listing Rules in respect of the Proposed Subscription is more than 5% but less than 25%, it constitutes a disclosable transaction of the Company.

Pursuant to the Rule 14.24 of the Hong Kong Listing Rules, the Transactions will be classified by reference to the larger of the Proposed Disposal and Proposed Subscription, and subject to the reporting, disclosure and/or shareholder’s approval requirement applicable to that classification. Therefore, the Transactions constitute a major transaction of the Company under the Hong Kong Listing Rules. As such, the Transactions as a whole are subject to the reporting, announcement and shareholders’ approval requirements under Chapter 14 of the Hong Kong Listing Rules.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Transactions.

Two directors and senior management of PipeChina had served as the Directors of the Company and the senior management of CNPC, the Company’s controlling Shareholder, within the past 12 months. According to the Shanghai Stock Exchange Listing Rules, PipeChina is a related legal person of the Company. As a result, the Transactions constitute a related party transaction of the Company. However, since none of the Directors are related Directors as defined under the Shanghai Stock Exchange Listing Rules, no Director is required to abstain from voting. Since CNPC is not a related Shareholder as defined under the Shanghai Stock Exchange Listing Rules, it is not required to abstain from voting at the general meeting. The Transactions do not constitute a material asset reorganization of the Company.

LETTER FROM THE BOARD

7.	BUSINESS RELATIONSHIPS WITH PIPECHINA

On 23 July 2020, the Company entered into the Operation Agreement with PipeChina, subject to a review and revision every three years. The Operation Agreement is a framework agreement, pursuant to which the Company and PipeChina will enter into five specific service agreements with respect to pipeline transmission of crude oil, refined products and natural gas, and use of gas storage facilities and LNG terminals in the future.

Pursuant to the Operation Agreement, under the premise of complying with the national laws and regulations, the Company and PipeChina shall cooperate closely and support each other’s development in order to establish a long-term cooperation mechanism for production and operation coordination, to ensure the orderly connection and smooth operation of the oil and gas production business of the Company and the pipeline transmission business of PipeChina. The parties will coordinate with each other at the three levels, namely headquarters, production and operation command centers and regional companies. The parties shall adhere to the principles of operation management under contracts and plan consistency management; the principles of fairness and openness, compliant operations and smooth connection; and the principles of operation management innovation promoted jointly by the parties, and data sharing.

The parties have agreed under the Operation Agreement on operation coordination scope, preparation and implementation of pipeline transmission plan, operation management classification and coordination mechanism, management on crude oil, refined products, natural gas pipeline transmission, measurement handover and settlement, maintenance and repair of production equipment and facility, operation emergency coordination, data sharing, etc.

The agreed provisions on measurement handover and settlement in the Operation Agreement are as follows:

1.

Both parties shall work on measurement and handover based on the international measurement and handover criteria of “measurement by the deliverer and supervision by the receiver”. Regarding the resources at the pipeline uploading points, the Company plays a leading role in measurement while PipeChina conducts the supervision. Regarding the resources at the pipeline downloading points, PipeChina plays a leading role in measurement while the Company conducts the supervision.

2.

The measurement data shall be confirmed by the Company, PipeChina and other relevant parties involved. The appraisal certificates and calibration curves of the relevant measurement instruments shall meet the relevant national standards and be fully open to the other party.

3.

The management model of “handover at the uploading point and confirmation and settlement at the downloading point” shall be adopted in the oil and gas pipeline transmission. PipeChina shall meet the physical stocktaking requirements of oil and gas inventory of the Company (reconciliation will be adopted for natural gas), and carry out annual stocktaking and settlement.

4.

The refined products entering pipelines shall meet the requirements of transmission by order and the intake oil quality standards decided by both parties through negotiation, and the offtake oil quality shall meet the national standards. The offtake crude oil quality and the intake crude oil quality shall be basically consistent. The pipeline transmission of natural gas shall meet the transmission and distribution quality requirements. Both parties shall gradually adopt the calorific value for measurement in the pipeline transmission of natural gas in accordance with the national policies.

LETTER FROM THE BOARD

5.

The service charges of pipeline transmission, gas storage and LNG gasification shall be determined in accordance with the current pricing policies, including the government prescribed price, agreed price and negotiated price.

6.	Both parties agree that the pipeline transmission charges shall be settled as per a seven to ten days cycle.

The agreed provisions on the liability of default in the Operation Agreement are as follows:

1.

If any circumstances, such as pipeline interruption, pipeline operation under a pressure lower than the design pressure for a long time, failure of LNG terminals to carry out the unloading or gasification for external transmission, failure of gas storage facilities to inject or withdraw gas, or abnormalities in oil and gas storage and transmission facilities, occur due to the causes of PipeChina, except for force majeure, which lead to production reduction in oil and gas fields, default of resource import contracts, default of downstream sale contracts, failure to complete plans, or an impact to the normal operation of the Company’s oil and gas storage and transmission facilities, thereby causing economic losses to the Company, PipeChina shall take the liability of default.

2.

If any circumstances, such as pressure building, breakage, pipeline condensation and explosion of pipelines, equipment failure, an impact to normal operation of oil and gas storage and transmission facilities, default of pipeline capacity orders, and default of consignment contracts with other parties, occur due to the causes of the Company, except for force majeure, thereby causing economic losses to PipeChina, the Company shall take the liability of default.

8.	INFORMATION ON THE PARTIES

(a)	The Company

The Company was established as a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

(b)	PipeChina

PipeChina was established as a limited liability company incorporated in the PRC on 6 December 2019 under the PRC Company Law. PipeChina principally engages in pipeline transmission, storage service, equipment imports, technology imports and exports, science and technology research, informatization research and application, and technology consultant, service, transfer and promotion (with respect to the items subject to approval in accordance with the laws, any business activity shall be carried out in accordance with the scope as approved by relevant authorities). As at the Latest Practicable Date, PipeChina was wholly owned by SASAC.

LETTER FROM THE BOARD

Upon completion of the Transactions and capital contributions by the relevant investors in PipeChina, the registered capital of PipeChina is proposed to be RMB500 billion, and its shareholding structure is set out below:

Shareholding
Shareholders	(%)
The Company	29.90
China Chengtong Holdings Group Ltd.	12.87
China Reform Holdings Corporation Ltd.	12.87
National Council for Social Security Fund	10.00
China Petroleum & Chemical Corporation	9.42
China Insurance Investment Co., Ltd.	9.00
SINOPEC Gas Company	4.58
SASAC	4.46
CNOOC Gas and Power Group	2.90
CIC International Co., Ltd.	2.00
Silk Road Fund Co., Ltd.	2.00

Total	100.00

Among the above newly-introduced investors, except for the Company (making contributions with oil and gas storage and transmission assets, including natural gas pipelines, crude oil pipelines, refined oil product pipelines, gas storage facilities and oil storage facilities), China Petroleum & Chemical Corporation (making contributions with oil and gas storage and transmission assets, including natural gas pipelines, crude oil pipelines and oil storage facilities), SINOPEC Gas Company (making contributions with oil and gas storage and transmission assets, including natural gas pipelines, gas storage facilities and LNG terminals) and CNOOC Gas and Power Group (making contributions with oil and gas storage and transmission assets, including natural gas pipelines and LNG terminals), other newly-introduced investors shall make the contributions in cash.

The Company and other investors in PipeChina shall subscribe for the new shares to be issued by PipeChina at the same price.

According to the information provided by PipeChina, the financial information of PipeChina as at the dates indicated/for the periods indicated is set out below:

		As at
	As at	31 March 2020/
	31 December 2019/	For the
	For the year ended	three months ended
	31 December 2019	31 March 2020
	RMB	RMB
	(audited)	(unaudited)
Total assets	990,249,770.26	989,628,446.06
Net assets	978,933,870.26	978,757,977.11
Operating income	—	—
Loss before taxation	(21,066,129.74)	(175,893.15)
Loss after taxation	(21,066,129.74)	(175,893.15)

LETTER FROM THE BOARD

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, PipeChina and its ultimate beneficial owners are not connected persons (as defined under the Hong Kong Listing Rules) of the Company.

9.     ARRANGEMENT IN RELATION TO KUNLUN ENERGY

The pipeline assets of Kunlun Energy are not included in the Target Assets under the Transactions. As at the Latest Practicable Date, Kunlun Energy was in discussion with PipeChina on the asset transaction, and Kunlun Energy has not reached an agreement with PipeChina.

PROPOSED ELECTION AND APPOINTMENT OF DIRECTOR

The Board proposes to appoint Mr. Huang Yongzhang (“Mr. Huang”) to be a Director. The biographical details of Mr. Huang are set out below:

Huang Yongzhang, aged 53, is a professor-level senior engineer and holds a PhD. He has nearly 30 years of working experience in China’s petroleum industry. He served as a member of the Party committee and Vice President of CNPC International (Nile) Ltd., a member of the Party committee, Vice President and concurrently as safety director of China National Oil Exploration and Development Corporation, the Executive Vice President of CNPC Middle East Corporation, and deputy secretary of the Party working committee of CNPC Middle East. He served as secretary of the Party working committee and leader of the coordination group of CNPC Middle East and President of CNPC Middle East Corporation from January 2018. He was appointed as a member of the Party committee and Vice President of China National Petroleum Corporation in April 2020.

Save as disclosed above, as at the date of this circular, Mr. Huang (i) did not hold any directorship in any other listed companies in the past three years; (ii) has no relationship with any other director, supervisor, senior management, substantial Shareholder (as defined in the Hong Kong Listing Rules) or controlling Shareholder (as defined in the Hong Kong Listing Rules); and (iii) does not have any interest in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, as at the date of this circular, there is no information on Mr. Huang that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

The term of Mr. Huang’s appointment as director of the Company shall commence upon the approval by the Shareholders and will be three years. The director’s emolument will be fixed by the Board pursuant to the authorization granted by the Shareholders by reference to the director’s duties, responsibilities and performance and the results of the Group.

EXTRAORDINARY GENERAL MEETING

The EGM will be held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Monday, 28 September 2020 at 9:00 a.m. to approve, among other things, the Transactions and the proposed election and appointment of Director by way of ordinary resolution. A form of proxy and the reply slip for use at the EGM are enclosed with this circular.

LETTER FROM THE BOARD

The EGM Notice is set out on pages 51 to 52 of this circular.

Whether or not you are able to attend the EGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, the form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the secretariat of the Board at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the EGM (i.e., by not later than 9:00 a.m., on Sunday, 27 September 2020). In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

Holders of H Shares whose names appear on the register of members of the Company on Saturday, 29 August 2020 are entitled to attend the EGM. The register of members of H Shares of the Company will be closed from Saturday, 29 August 2020 to Monday, 28 September 2020 (both days inclusive), during which period no share transfer of H Shares will be registered. Holders of H Shares who wish to attend the EGM are required to deposit the transfer documents together with the relevant share certificates at the Company’s H Share Registrar in Hong Kong, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on Friday, 28 August 2020 for registration.

The Articles of Association provide that Shareholders who intend to attend the EGM shall lodge a written reply to the Company 20 days before the date of the EGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the EGM represent no more than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the EGM and the date and venue of the EGM by way of announcement again. The EGM may be convened after the publication of such announcement.

You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

RECOMMENDATIONS

The Directors believe the terms of the Transactions are fair and reasonable and in the best interests of the Company and the Shareholders, and the proposed election and appointment of Director is in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favor of the relevant resolutions set out in the EGM Notice.

LETTER FROM THE BOARD

VOTES TO BE TAKEN BY POLL

In accordance with the Hong Kong Listing Rules, any votes of Shareholders at the EGM will be taken by poll.

Yours faithfully,
By order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

APPENDIX I	KPMG’S REPORT ON PROFIT FORECAST

The following is the text of a report received from the Company’s reporting accountants, KPMG, Certified Public Accountants, Hong Kong, for inclusion in the announcement dated 23 July 2020.

REPORT ON THE DISCOUNTED FUTURE CASH FLOWS IN CONNECTION WITH THE ASSETS VALUATION OF THE ASSETS AND LIABILITIES RELATED TO THE PIPELINE TRANSPORTATION BUSINESS OF PETROCHINA COMPANY LIMITED

TO THE BOARD OF DIRECTORS OF PETROCHINA COMPANY LIMITED

We refer to the discounted future cash flows on which the assets valuation (“the Valuation”) dated 23 July 2020 prepared by China United Assets Appraisal Group Co., Ltd.* (中聯資產評估集團有限公司) in respect of the appraisal of the market value of the assets and liabilities related to the pipeline transportation business of PetroChina Company Limited (the “Target Assets”) as at 31 December 2019 is based. The Valuation is prepared based in part on the discounted future cash flows and is regarded as a profit forecast under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Directors’ Responsibilities

The directors of PetroChina Company Limited (the “Directors”) are responsible for the preparation of the discounted future cash flows in accordance with the bases and assumptions determined by the Directors and as set out in the Valuation. This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future cash flows for the Valuation and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

The firm applies Hong Kong Standard on Quality Control 1 “Quality Control for Firms That Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements” issued by the HKICPA and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountants’ Responsibilities

Our responsibility is to report, as required by paragraph 14.62(2) of the Listing Rules, on the calculations of the discounted future cash flows used in the Valuation. The discounted future cash flows do not involve the adoption of accounting policies.

APPENDIX I	KPMG’S REPORT ON PROFIT FORECAST

Basis of Opinion

We conducted our engagement in accordance with the Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the HKICPA. This standard requires that we plan and perform our work to obtain reasonable assurance as to whether, so far as the calculations are concerned, the Directors have properly compiled the discounted future cash flows in accordance with the bases and assumptions adopted by the Directors as set out in the Valuation. We performed procedures on the arithmetical calculations and the compilations of the discounted future cash flows in accordance with the bases and assumptions adopted by the Directors. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

Opinion

In our opinion, so far as the calculations are concerned, the discounted future cash flows have been properly compiled in all material respects in accordance with the bases and assumptions adopted by the Directors as set out in the Valuation.

Other matters

Without qualifying our opinion, we draw to your attention that we are not reporting on the appropriateness and validity of the bases and assumptions on which the discounted future cash flows are based and our work does not constitute any valuation of the Target Assets or an expression of an audit or review opinion on the Valuation.

The discounted future cash flows depend on future events and on a number of assumptions which cannot be confirmed and verified in the same way as past results and not all of which may remain valid throughout the period. Further, since the discounted future cash flows relates to the future, actual results are likely to be different from the discounted future cash flows because events and circumstances frequently do not occur as expected, and the differences may be material. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of, arising out of or in connection with our work.

KPMG

Certified Public Accountants

Hong Kong

23 July 2020

*	For identification purpose only

APPENDIX II	FINANCIAL ADVISERS’ LETTER ON PROFIT FORECAST

The Directors

PetroChina Company Limited

9 Dongzhimen North Street

Dongcheng District

Beijing, P.R. China 100007

23 July 2020

Ladies and Gentlemen:

We refer to the announcement of PetroChina Company Limited (the “Company”), dated 23 July 2020 (the “Announcement”), in relation to the Company’s proposed transactions (the “Transactions”) which involve the disposal of certain of its pipeline business and assets (the “Target Assets”) to China Oil&Gas Pipeline Network Corporation (“PipeChina”) in exchange for capital contribution in PipeChina and cash consideration.

The Announcement refers to the valuation of the Target Assets by China United Assets Appraisal Group Co., Ltd. (the “Appraiser”) which are contained in the asset appraisal report dated 23 July 2020 (the “Asset Appraisal Report”) prepared by the Appraiser for the purpose of the Transactions. We understand that the Asset Appraisal Report and certain other documents relevant to the Transactions have been provided to you as directors of the Company (the “Directors”) in connection with your consideration of the Transactions. We understand that the Appraiser has applied income approach, known as the discounted cash flow method, against certain long-term equity investments (the “DCF Assets”) to implement the valuation. The valuation on the discounted cash flow is regarded as a profit forecast under Rule 14.61 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

We have reviewed the profit forecast included in the Asset Appraisal Report upon which the valuation of the DCF Assets has been made. We have attended discussions with the Directors, the management of the Company and the Appraiser regarding the bases and assumptions upon which the profit forecast regarding the DCF Assets in the Asset Appraisal Report has been made. In these discussions, the participants also discussed the historical performance of the DCF Assets and other information considered relevant by the Appraiser and the Company to the profit forecast. We have also reviewed the report to the Directors from KPMG, dated 23 July 2020, as set forth in Appendix I to the Announcement regarding the calculations of discounted future cash flows.

On the basis of the foregoing and without giving any opinion on the reasonableness of the valuation methods, bases and assumptions selected by the Appraiser, for which the Appraiser and the Company are responsible, we are satisfied that the profit forecast disclosed in the Announcement, have been made after due and careful enquiry by you. The Directors are responsible for such profit forecast, including the preparation of the discounted future cash flows in accordance with the bases and assumptions determined by the Directors and as set out in the Asset Appraisal Report. This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future cash flows for the Asset Appraisal Report and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances. For the avoidance of doubt, this letter does not constitute an independent valuation or fairness opinion and is expressly limited to the matters described herein.

APPENDIX II	FINANCIAL ADVISERS’ LETTER ON PROFIT FORECAST

The work undertaken by us has been undertaken for the purpose of reporting solely to you under Rule 14.62(3) of the Listing Rules and for no other purpose. We have not independently verified the assumptions or computations leading to the valuation of DCF Assets. We have had no role or involvement and have not provided and will not provide any assessment of the value on the DCF Assets to the Company. We have assumed that all information, materials and representations provided to us by the Company and the Appraiser, including all information, materials, and representations referred to or contained in the Announcement, were true, accurate, complete and not misleading at the time they were supplied or made, and remained so up to the date of the Announcement and that no material fact or information has been omitted from the information and materials supplied. No representation or warranty, whether express or implied, is made by us on the accuracy, truth or completeness of such information, materials or representations. Accordingly, we accept no responsibility, whether expressly or implicitly, on the valuation of DCF Assets as set out in the Asset Appraisal Report. For the purpose of this letter, Goldman Sachs (Asia) L.L.C., UBS AG Hong Kong Branch1, and China Securities (International) Corporate Finance Company Limited have conducted the work severally and not jointly and none of them shall be responsible for the work conducted or statements made by others described above.

Yours faithfully,

For and on behalf of

Goldman Sachs (Asia) L.L.C.	UBS AG Hong Kong Branch	China Securities (International)
Corporate Finance
Company Limited

Weigang Li	Jun Luo	George Yen
Managing Director	Managing Director	Executive Director
Cynthia Cheng
Director

[1]	UBS AG is incorporated in Switzerland with limited liability.

APPENDIX III	EXTRACT OF THE ASSET APPRAISAL REPORT

PetroChina Company Limited,

Under entrustment of Your Company (“PetroChina Company Limited”), China United Assets Appraisal Group Co., Ltd., in accordance with relevant laws and regulations and asset appraisal standards, adopted the Asset-based Method and Income Method, followed necessary appraisal procedures, and appraised the market value of related assets and liabilities involved in the economic behavior of the plans of China Oil&Gas Pipeline Network Corporation to issue additional shares and pay cash to purchase oil and gas pipeline related assets of PetroChina Company Limited on December 31, 2019. Now we report relevant information of asset appraisal as follows:

I.	Client, Property Right Holder

The Client of this asset appraisal is PetroChina Company Limited (hereinafter referred to as “PetroChina”), and the Property Right Holder is the relevant entity of the pipeline transportation business of PetroChina.

(I)	Client Profile

Company Name: PetroChina Company Limited

Domicile: No.16, Ande Road, Dongcheng District, Beijing, P.R.China

Legal Representative: Dai Houliang

Registered Capital: RMB183,020.97 million

Company Type: A joint stock company with limited liabilities (listed, state-owned holding)

Date of Establishment: November 5, 1999

Unified Social Credit Code: 91110000710925462X

(II)	Overview of the Appraised Assets

Asset composition by simulating the accounting statements of the parent company

The Appraised Assets mainly consist of the net assets of eight directly affiliated entities of PetroChina under independent accounting (including eight long-term equity investment assets), four long-term equity investment assets, related deferred income tax assets and the initial oil and gas.

(1)

The directly affiliated entities involved include the following branches and departments of PetroChina: Pipeline Branch, Southwest Pipeline Branch, West-East Natural Gas Transmission Pipeline Branch, West Pipeline Branch, Pipeline Construction Project Management Department, Beijing Oil and Gas Control Center, Northwest Sales Branch — Nanning Oil Storage and Shenzhen LNG Project Management Department of the Company.

APPENDIX III	EXTRACT OF THE ASSET APPRAISAL REPORT

(2)

The long-term equity investment entities involved include PetroChina Pipeline Co., Ltd., Fujian Natural Gas Pipeline Network Co., Ltd., Guangdong Natural Gas Pipeline Network Co., Ltd. and Jiangxi Natural Gas Investment Co., Ltd.

(3)

The deferred income tax assets involved are the income tax assets arising from deductible temporary differences recognized by appraisal and appreciation during the reorganization of West-East Natural Gas Transmission Branch in 2014, which were formed by the tax approach based on depreciation and depletion of fixed assets and accounting differences.

(4)

The initial oil and gas assets involved are the initial crude oil, refined oil and natural gas assets stored in relevant pipelines and storage facilities of the subject entities within the appraisal scope, which are accounted by PetroChina Yunnan Petrochemical Co., Ltd., PetroChina Company Limited Western Crude Oil Sales Center, PetroChina Company Limited Pipeline Branch, Daqing Oilfield Co., Ltd., PetroChina Huabei Petrochemical Company, PetroChina Dalian Petrochemical Company, PetroChina Company Limited Southwest Pipeline Sales Branch, PetroChina Changqing Oilfield Branch, PetroChina Company Limited Northwest Sales Branch, PetroChina Company Limited Northeast Sales Branch and PetroChina Company Limited Natural Gas Sales Branch, etc.

II.	Basic Factors of Appraisal

1.	Appraisal Subject: the equity value of net assets related to pipeline and transmission business of PetroChina.

2.

Appraisal Scope: all assets and liabilities related to the pipeline transportation business of PetroChina, mainly including the net assets of some independently accounting units, long-term equity investment and the initial oil and gas, etc.

3.	Appraisal Base Date of: December 31, 2019.

4.	Value Type: market value.

5.

Appraisal Method: we took into account the characteristics of the Appraisal Subject, taking continuous use and open market as the premise, comprehensively considered various factors, conducted overall appraisal of the units under independent operation and accounting by asset-based method and income method (also known as DCF), respectively, then checked and compared them, considered the applicable premise of the appraisal method and the appraisal purpose, selected appropriate appraisal results, and summed up on this basis to derive the appraisal conclusions for the aforesaid Appraisal Subject.

III.	Appraisal Conclusion

In this appraisal, we conducted appraisal by adopting the asset-based method and income method, respectively, and by analyzing the differences between the appraisal results of two appraisal methods, we determined to choose the appraisal results based on the asset-based method as the conclusion of this appraisal.

APPENDIX III	EXTRACT OF THE ASSET APPRAISAL REPORT

Book value of the net assets attributable to shareholders of PetroChina corresponding to the Appraisal Scope is RMB222,880.30 million; the appraisal value is RMB268,704.78 million; the appraisal premium is RMB45,824.48 million; and the premium rate is 20.56%. The following table set forth a summary of the asset appraisal results:

Summary of Assets Appraisal Results

Appraisal Base Date: December 31, 2019		Currency Unit: RMB million
			Appraisal		Premium
No.	Item Name	Book Value	Value	Premium	Rate (%)
1	Current assets	33,075.51	35,716.33	2,640.82	7.98
2	Non-current assets	259,076.95	302,199.81	43,122.86	16.64
3	Long-term equity investment	157,396.65	182,206.11	24,809.46	15.76
4	Investment real estate	—	—	—
5	Fixed assets	81,702.18	100,205.64	18,503.46	22.65
6	Wherein: Long-distance pipeline	63,235.77	76,031.26	12,795.49	20.23
7	Construction in progress	15,733.19	15,695.80	-37.39	-0.24
8	Engineering materials	101.05	84.22	-16.83	-16.65
9	Liquidation of fixed assets	13.58	2.01	-11.57	-85.23
10	Productive biological assets	—	—	—
11	Intangible assets	1,517.04	2,625.42	1,108.38	73.06
12	Wherein: Land use right	1,160.61	1,957.04	796.43	68.62
13	Development expenditure	1.38	1.38	—	—
14	Goodwill	—	—	—
15	Right-of-use asset	1,065.96	1,065.96	0.00	0.00
16	Long-term deferred expenses	37.79	37.79	—	—
17	Deferred income tax assets	1,231.80	—	-1,231.80	-100.00
18	Other non-current assets	276.33	275.47	-0.86	-0.31

19	Total Assets	292,152.46	337,916.14	45,763.68	15.66

20	Current liabilities	13,665.12	13,665.12	—	—
21	Non-current liabilities	55,607.05	55,546.25	-60.80	-0.11

22	Total Liabilities	69,272.17	69,211.36	-60.80	-0.09

23	Net Assets (Owner’s Equity)	222,880.30	268,704.78	45,824.48	20.56

APPENDIX III	EXTRACT OF THE ASSET APPRAISAL REPORT

IV.	Appraisal Assumptions

The appraisal conclusion was based on the following assumptions. Where these conditions change, the appraisal results will generally become invalid.

(I)	General Assumption

1.	Transaction Assumption

The transaction assumption assumes that all assets to be appraised are already in the process of transaction, and we simulate the market for appraisal under the transaction conditions of the assets to be appraised. The transaction assumption is one of the most basic pre-conditional assumptions for the performance of asset appraisal.

2.	Public Market Assumption

The public market assumption assumes that, as for the assets traded in the market, or the assets to be traded in the market, both trading parties of asset earn equal position and have the same opportunities and time to obtain sufficient market information, so as to make rational judgment on the functions, usage and transaction prices of the assets. The public market assumption is based on the fact that the assets are able to be publicly traded on the market.

3.	Sustainable Operation Assumption

The sustainable operation assumption refers to such an assumption that, the subject assets will be continuously operated as per its current purpose and the function, size, frequency and environment of use, or continue to be used on the basis of certain change therein, and we determine the method, parameters and basis for appraisal accordingly.

(II)	Special Assumptions

1.	There is NO significant change in the current macroeconomic, financial and industrial policies of China;

2.	There is NO significant change in other social and economic environment where the Appraisal Subject is located and other policies (such as tax policies and tax rates) implemented thereby;

3.	The future operation and management team of the Appraised Subject will be diligent on their duties, and continue to follow the existing operation plans to operate the Appraisal Subject.

4.

All assets in this appraisal are based on the actual existing amount as of the Appraisal Base Date, and the current market price of relevant assets is based on the effective price on the domestic market as of the Appraisal Base Date;

5.	The basic data/information and financial data/information provided by the client and appraised entities are true, accurate and complete;

APPENDIX III	EXTRACT OF THE ASSET APPRAISAL REPORT

6.

The Appraisal Scope is only subject to and based on the scope specified in the appraisal declaration forms provided by the client and appraised entities, without taking into account the contingent assets and contingent liabilities that may exist outside the scope provided by the client and appraised entities;

7.

Given the frequent or significant changes of the cash or bank deposits of appraised entities in daily operation, when evaluating the financial expenses, we did not take into account the interest income generated by the deposits, nor consider the uncertain gains or losses such as exchange gains and losses.

8.	We assuming that the cash inflow and cash outflow of the appraised entities after the Appraisal Base Date are average inflow and outflow.

V.	Brief Introduction to Appraisal Methods

(I)	Brief Introduction to the Asset-based Method

The asset-based method refers to the appraisal approaches to determine the value of the appraised subject on the basis of reasonably appraising the value of various assets and liabilities. The appraisal methods for the main assets and liabilities are as follows:

(1)	Long-term equity investment

Based on necessary checking and verification, considering the specific conditions of various long-term equity investments, we adopted the asset-based method and the income method, respectively, to appraise the overall assets of the share-holding entities, and then multiplied the appraisal value of the net assets of the invested entities on the Appraisal Date by the shareholding proportion of PetroChina, to calculate and determine the appraisal value of long-term equity investment.

Appraisal value of long-term equity investment = appraisal value of net assets of the invested entity × shareholding ratio

When determining the appraisal value of long-term equity investment, we did not take into account the premium and discount caused by such factors as controlling shares and minority shares, and did not take into account the impact from equity liquidity on the appraisal results.

(2)	Fixed assets — long-distance oil and gas pipelines

We adopted the replacement cost method to appraise the assets of long-distance oil and gas pipelines.

Appraisal value = full price for replacement × residue rate

①	Determination of full price for replacement

Full price for replacement = main material expenses (tax exclusive) + construction expenses (tax exclusive) + preliminary expenses (tax exclusive) + compensation expenses + capital cost

APPENDIX III	EXTRACT OF THE ASSET APPRAISAL REPORT

A.	Main material expenses

Main material expenses = S Material consumption × Unit price of material

B.	Construction expenses

In this appraisal, we adopted the actual settlement data adjustment approach for the projects with complete final (settlement) accounting data, which determines the replacement cost on the appraisal base date after price difference adjustment based on project settlement data. For some assets with missing project data, we adopted the estimated consumption index adjustment approach, which refers to the unit project consumption under similar pipe diameter, topography and construction conditions, and determining the replacement cost on the appraisal date after price difference adjustment based on the current market unit prices; or, we adopted the building element price index adjustment approach, which makes statistical and comparative analysis of the proportions of manpower, materials and machines in the existing pipeline settlement data, and then determining the project cost change index.

C.	Preliminary expenses and other expenses

The preliminary and other expenses include the construction expenses required and charged by the local government and other expenses invested by the construction entity for the construction project except the construction and installation costs. Refer to the relevant regulations and cost calculation procedures issued by the State Planning Commission of the PRC and the Ministry of Construction of the PRC as well as local regulations.

D.	Compensation expenses

In this appraisal, as for the compensation expenses, we calculated the necessary costs on the appraisal base date by the land price index adjustment approach.

E.	Capital cost

Capital cost is the financing cost of the funds occupied during the ordinary construction period of buildings, namely, the interest calculated according to the bank loan interest rate of the same period executed on the Appraisal Base Date.

②	Residue rate

By conducting on-field diligence, we understood the working environment and existing technical situation of long-distance pipelines, consulted recent technical data, relevant repair records, operation records and periodic inspection reports, etc., and combined with industry experience and statistical data, determined the remaining service life and determined the residue rate. The calculation formula is:

Residue rate = Remaining service life/(Remaining service life + Used life) × 100%

APPENDIX III	EXTRACT OF THE ASSET APPRAISAL REPORT

(3)	Intangible assets — land use right

According to the requirements of the Practice Standards for Assets Appraisal-Real Estate and the Regulations for Valuation on Urban Land, combined with the location, land use nature, utilization conditions and local land market conditions of the Appraised Entity, we analyzed the applicability of different appraisal methods, and finally chose the market comparison approach, the benchmark land price coefficient correction approach and the cost approximation approach for appraisal.

①

Market Comparison Approach: according to the principle of substitution in the market, we compared the land parcel to be appraised with the similar land use rights which are substitutable and traded in the market on recent dates close to the appraisal date, and made appropriate amendments to the transaction prices of similar land use rights, so as to estimate the objective and reasonable price of the land parcel to be appraised.

②

Benchmark Land Price Coefficient Correction Approach: we used the appraisal results such as urban benchmark land prices and the table of benchmark land price correction coefficients, compared the regional conditions and individual conditions of the land parcel to be appraised with the average conditions of the subject region according to the principle of substitution, and selected the corresponding correction coefficient according to the correction coefficient table to correct the benchmark land price, and then obtained the price of the land parcel to be appraised on the appraisal date.

③	Cost Approximation Approach: We determined the land price based on the sum of various objective costs for land development, plus objective profits, interest, taxes payable and land appreciation.

(4)	Liabilities

We checked and verified the actual debtors and debt amounts of various liabilities after exercising the appraisal purpose, and determined the appraisal value according to the items and amounts of liabilities that the property owner actually needs to bear after exercising the appraisal purpose.

(II)	Brief Introduction to the Income Method

1.	Overview

In this appraisal, we predicted the net assets value of the appraised entities by adopting the discounted cash flow method (DCF) according to the income approaches.

DCF is a method to appraise the asset value by converting the expected future net cash flows of an appraised entity to a present value. This method aims to obtain the appraisal value by predicting the expected future net cash flows of the assets and converting it into a present value by adopting an appropriate discount rate. The basic conditions for its application: an appraised entity has the foundation and conditions for sustainable operation; there is a relatively stable correspondence between operation and income, and the future income and risks can be predicted and quantified.

APPENDIX III	EXTRACT OF THE ASSET APPRAISAL REPORT

2.	Appraisal Model

	(1) Basic Model

	The basic model for this appraisal is:

	E = B – D	(1)

	Wherein:

	E: Value of all shareholders’ equity (net assets) of Appraised Entity;

	B: Enterprise value of Appraised Entity;

	B = P + I + C	(2)

	D: Value of interest-bearing debts of Appraised Entity;

	P: Value of operating assets of Appraised Entity;

		(3)

	Wherein:

	Ri : Expected earnings of the ith year in future (free cash flows) of Appraised Entity;

	r: Discount rate;

	n: Future operating period of Appraised Entity;

	C: Value of surplus or non-operating assets (liabilities) of Appraised Entity existing on the base date;

	C = C1 + C2	(4)

	C1 : Value of current surplus or non-operating assets (liabilities) of Appraised Entity existing on the base date;

	C2 : Value of non-current surplus or non-operating assets (liabilities) of Appraised Entity existing on the base date;

	I: Value of long-term equity investment of an appraised entity.

APPENDIX III	EXTRACT OF THE ASSET APPRAISAL REPORT

	(2) Income Indicators

In this appraisal, we used the free cash flows of an appraised entity as the income indicator of the operating assets of the appraised entity, which is defined as:

	R = Net profit + Depreciation and amortization + Interest on interest-bearing debts after deducting taxes – Additional capital	(5)

According to the business history and future market development of an appraised entity, we predicted its free cash flows in the future operation period. We discounted and summed up the free cash flows in the future operation period, to calculate the value of operating assets of an appraised entity.

	(3) Discount Rate

	In this appraisal, we determined the discount rate (r) by adopting the Weighted Average Cost of Capital (WACC) model:

	r = rd × wd + re × we	(6)

	Wherein:

	Wd: Debt ratio of Appraised Entity;

wd =	D	(7)
	(E + D)

	We: Equity ratio of Appraised Entity;

we =	E
	(E + D)	(8)

	rd: Interest rate of interest-bearing debts after income tax;

	re: Cost of equity capital; In this appraisal, cost of equity capital (re) was determined by the Capital Asset Pricing Model (CAPM);

	re = rf + ße × (rm – rf ) + e	(9)

	Wherein:

r f: Risk-free rate of return;

r m: Expected return of the market-;

e : Characteristic risk adjustment factor of Appraised Entity;

ße: Expected market risk factor of the equity capital of Appraised Entity;

APPENDIX III	EXTRACT OF THE ASSET APPRAISAL REPORT

ße = ßu × (1 + (1 –t) ×	D	)	(10)
E

ßu: Expected unlevered market risk factor of comparable companies;

ßu =	ßt	(11)
	1 + (1 – t) Di
	Ei

ßt: Expected market average risk factor of stocks (assets) of comparable companies;

ßt = 34%K + 66% ßx		(12)

Wherein:

K: Average value at risk of expected stock market in the future, normally it is assumed that K = 1;

ßx: Historical market average risk factor of stocks (assets) of comparable companies;

Di, Ei: Interest-bearing liabilities and equity capital of comparable companies, respectively.

APPENDIX IV	GENERAL INFORMATION

1.	STATEMENT OF RESPONSIBILITY

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, no Director, supervisor or chief executive of the Company had any interest or short position in the Shares, underlying Shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including those taken or deemed as their interests and short position in accordance with such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Stock Exchange.

Except for Mr. Dai Houliang, Mr. Li Fanrong, Mr. Liu Yuezhen, Mr. Lv Bo, Mr. Jiao Fangzheng and Mr. Duan Liangwei who are concurrently directors and/or members of the management of CNPC, as of the Latest Practicable Date, no director acted as director or employee of any Shareholder of the Company nor director or employee of the company having any interests or short position in the Shares or underlying Shares of the Company or otherwise was required to be notified to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO.

APPENDIX IV	GENERAL INFORMATION

As at the Latest Practicable Date, so far as the Directors were aware, persons other than a Director, supervisor or chief executive of the Company who had any interests or short positions in the Shares or underlying Shares of the Company which were discloseable under Divisions 2 and 3 of Part XV of the SFO are as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	146,882,339,136 (L)		Beneficial Owner	90.71	80.25
	H Shares	291,518,000 (L)	(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
BlackRock, Inc.(2)	H Shares	1,538,583,532 (L)		Interest of	7.29	0.84
		3,322,000 (S)		Corporation Controlled by the Substantial Shareholder	0.02	0.00
Citigroup Inc.(3)	H Shares	1,165,526,558 (L)		Interest of	5.52	0.64
		115,848,909 (S)		Corporation Controlled by	0.54	0.06
		1,008,925,130 (LP)		the Substantial Shareholder/ Approved Lending Agent	4.78	0.55

(L) Long position	(S) Short position	(LP) Lending pool

Notes: (1)

291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2)

Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,538,583,532 H shares (long position) and 3,322,000 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.

(3)

Citigroup Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 156,601,428 H shares (long position) and 115,848,909 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, and 1,008,925,130 H shares (long position) were held in its capacity as approved lending agent.

3.	SERVICE CONTRACTS OF DIRECTORS

As of the Latest Practicable Date, no Director had entered or intended to enter into a service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without compensation (other than statutory compensation)).

APPENDIX IV	GENERAL INFORMATION

4.	MATERIAL CONTRACTS

The following material contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group after the date two years before the date of this circular up and including the Latest Practicable Date:

(a)	the Transaction Agreements; and

(b)	the Operation Agreement.

Except for those disclosed above, there is no material contract (not being contracts entered into in the ordinary course of business) entered into by members of the Group after the date two years before the date of this circular.

5.	FINANCIAL ADVISERS

Goldman Sachs (Asia) L.L.C., UBS AG Hong Kong Branch and China Securities (International) Corporate Finance Company Limited have been appointed as the financial advisers to advise the Company on the Transactions.

6.	OPINION OF THE AUDIT COMMITTEE OF THE BOARD AS REQUIRED UNDER THE SHANGHAI STOCK EXCHANGE LISTING RULES

The Audit Committee of the Board is of the view that: sufficient commercial rationales have been taken into consideration before entering into the Transactions, the terms of the Transactions are fair and reasonable with fair pricing, which comply with the relevant laws, regulations and regulatory documents. They agree with the relevant arrangements in relation to the Transactions.

7.	OPINION OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS AS REQUIRED UNDER THE SHANGHAI STOCK EXCHANGE LISTING RULES

The independent non-executive Directors are of the view that: the voting procedures by the Board for the related party transaction comply with the relevant laws, regulations and regulatory documents and the articles of association of the Company. Sufficient commercial rationales have been taken into consideration before entering into the Transactions, the terms of the Transactions are fair and reasonable with fair pricing, which comply with the relevant laws, regulations and regulatory documents. They agree with the relevant arrangements in relation to the Transactions.

APPENDIX IV	GENERAL INFORMATION

8.	EXPERTS AND WRITTEN CONSENTS

The following is the qualification of the experts who have been named in this circular and given their opinions which are contained in this circular:

Name	Qualification
KPMG	Certified Public Accountants, Hong Kong

Goldman Sachs (Asia) L.L.C.	Registered institution under the SFO to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

UBS AG Hong Kong Branch	Registered institution under the SFO to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance), Type 7 (providing automated trading services) and Type 9 (asset management) regulated activities under the SFO

China Securities (International) Corporate Finance Company Limited	Registered institution under the SFO to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

China United Assets Appraisal Group Co., Ltd.	PRC Certified Public Valuer

Each of the experts mentioned above has given and none of the experts has withdrawn its written consent to the issue of this circular with the inclusion of its letters, reports and/or opinions and the references to its names included herein in the form and context in which it is included.

As at the Latest Practicable Date, UBS AG and its affiliates held 473,216,807 shares of the Company (accounting for 0.26% of the total share capital of the Company), and 32,873,216 shares of Kunlun Energy, a subsidiary of the Company (accounting for 0.38% of the total share capital of Kunlun Energy). Save as disclosed above, none of the other experts nor their respective subsidiaries mentioned above held any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, as far as the Directors are aware, none of the experts nor their respective subsidiaries mentioned above had, or had had, any direct or indirect interest in any material assets which have been since 31 December 2019 (being the date to which the latest published audited consolidated accounts of the Company were made up) acquired, or disposed of by, or leased to any member of the Group, or are proposed to be acquired, or disposed of by, or leased to any member of the Group.

APPENDIX IV	GENERAL INFORMATION

9.	INTERESTS IN THE ASSETS OR CONTRACTS OF THE GROUP

As at the Latest Practicable Date, none of the Directors or supervisors had any interest, direct or indirect, in any assets which have been since December 31, 2019 (being the date to which the latest published audited consolidated accounts of the Company were made up) acquired, or disposed of by, or leased to any member of the Group, or are proposed to be acquired, or disposed of by, or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors was materially interested, directly or indirectly, in any contract or arrangement entered into by any member of the Group subsisting at the Latest Practicable Date which was significant in relation to the business of the Group.

10.	COMPETING BUSINESS

Except for Mr. Dai Houliang, Mr. Li Fanrong, Mr. Liu Yuezhen, Mr. Lv Bo, Mr. Jiao Fangzheng and Mr. Duan Liangwei, who are concurrently serving as a director and/or senior management of CNPC, as at the Latest Practicable Date, to the best of the Directors’ knowledge, none of our Directors or any of their close associates had any interest in a business which competes or is likely to compete, directly or indirectly, with the Group’s business.

11.	FINANCIAL AND TRADING PROSPECTS OF THE GROUP

Upon completion of the Transactions, the Company will focus more on its upstream oil and gas exploration and development business, as well as its downstream market development, and make greater use of the nationwide oil and gas storage and transmission facilities. By realizing its advantage in access to resources, the Company is expected to accelerate the deployment of its downstream natural gas business, actively develop its sales market, increase the proportion of its end-user business, accelerate the integration of natural gas and new energy into the Company’s operations, and to realize the Company’s green and low-carbon transformation. During the Fourteenth Five-Year Plan period, the Company will actively implement the strategy of “innovation, resources, market, internationalization, and green and low carbon” to promote high-quality development of its core business, strengthen its foundation for sustainable development, enhance its ability to create value, and strive to achieve returns for its Shareholders.

12.	FINANCIAL INFORMATION OF THE GROUP

The audited consolidated financial statements for the years ended 31 December 2017, 2018 and 2019, together with the notes thereto, are set forth in pages 112 to 255 of the annual report for the year ended 31 December 2017, pages 106 to 258 of the annual report for the year ended 31 December 2018 and pages 106 to 273 of the annual report for the year ended 31 December 2019.

https://www1.hkexnews.hk/listedco/listconews/sehk/2018/0416/ltn20180416392.pdf

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/0416/ltn20190416287.pdf

https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0421/2020042100545.pdf

APPENDIX IV	GENERAL INFORMATION

13.	INDEBTEDNESS STATEMENT

As at 30 June 2020, being the latest practicable date for the purpose of this statement of indebtedness, the Group had outstanding indebtedness as follows:

Indebtedness	30 June 2020
In RMB million
Secured bank loans	4,086
Guaranteed bank loans	2,623
Unsecured and unguaranteed bank loans	91,222
Secured other borrowings	6
Guaranteed other borrowings	1,530
Unsecured and unguaranteed other borrowings	243,513
Guaranteed debt securities	8,000
Unsecured and unguaranteed debt securities	177,511
Lease liabilities	135,580

Total	664,071

Save as aforesaid or except for intra-group liabilities and normal trade payables, as at 30 June 2020, none of the members of the Group had (a) any debt securities issued and outstanding, and authorized or otherwise created but unissued; (b) any term loans; (c) any borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptances credits or hire purchase commitments; (d) any debentures, mortgages or charges; or (e) any guarantee or other material contingent liabilities.

14.	NO MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, save as publicly disclosed, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2019 (being the date to which the latest published audited consolidated accounts of the Group were made up).

15.	WORKING CAPITAL

The Directors are of the opinion that, in the absence of unforeseeable circumstances, after taking into account the Group’s business prospects, internal resources, available credit facilities and the completion of the Transactions, the Group has sufficient working capital for its present requirements for at least the next 12 months from the date of this circular.

APPENDIX IV	GENERAL INFORMATION

16.	MATERIAL LITIGATION

As at the Latest Practicable Date, neither the Company nor any member of the Group was engaged in any material litigation and there was no material litigation or claim known to the Directors to be pending or threatened by or against the Company or any member of the Group.

17.	GENERAL

(a)	The company secretary of the Company is Mr. Wu Enlai, who is a fellow member of the Hong Kong Institute of Company Secretaries.

(b)

The registered office of the Company is located at World Tower, 16 Andelu, Dongcheng District, Beijing, the PRC, and the headquarters of the Company is located at No. 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC.

(c)	The share registrar of the Company in Hong Kong is Hong Kong Registrars Limited, Shops1712–1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

18.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at Suite 3705, Tower 2, Lippo Centre 89 Queensway, Hong Kong during normal business hours on any business day for a period of 14 days from the date of this circular:

(a)	the Articles of Association;

(b)	the Transaction Agreements;

(c)	the Operation Agreement;

(d)	the annual reports of the Company for the years ended 31 December 2017, 2018 and 2019, respectively;

(e)	the written consents referred to in the paragraph headed “Experts and Written Consents” in this Appendix;

(f)	KPMG’s Report on Profit Forecast;

(g)	Financial Advisers’ Letter on Profit Forecast;

(h)	Asset Appraisal Report; and

(i)	this circular.

NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING OF 2020

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF

THE SECOND EXTRAORDINARY GENERAL MEETING OF 2020

NOTICE IS HEREBY GIVEN that the second extraordinary general meeting of 2020 of PetroChina Company Limited (the “Company”) (the “EGM”) will be held at Beijing Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Monday, 28 September 2020 at 9:00 a.m. to consider and approve the following matters:

ORDINARY RESOLUTIONS

1.

To consider and approve the Transactions, and to authorize the Chairman (and the authorized representatives of the Chairman) to take all necessary actions to determine and deal with the Transactions, approve the relevant agreements, contracts and legal documents, amend, supplement, sign, submit, report and execute all agreements, contracts and documents as deemed appropriate or necessary, deal with the relevant declaration matters, and take all other actions as deemed necessary, beneficial or appropriate to execute the terms of the Transactions and/or make the terms of the Transactions effective; and

2.	To consider and approve the election of Mr. Huang Yongzhang as director of the Company.

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

12 August 2020

NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING OF 2020

Notes:

1.

The register of members of H Shares of the Company will be closed from Saturday, 29 August 2020 to Monday, 28 September 2020 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the EGM, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on Friday, 28 August 2020. Holders of the Company’s H Shares whose names appear on the register of members of the Company on Saturday, 29 August 2020 are entitled to attend and vote in respect of resolutions to be proposed at the EGM.

2.	Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the circular of the EGM of the Company dated 12 August 2020.

3.	Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his behalf at the EGM. A proxy need not be a Shareholder.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5.

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the secretariat of the Board (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the EGM (i.e., by not later than 9:00 a.m., on Sunday, 27 September 2020). In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) within the same period.

6.

Shareholders who intend to attend this EGM in person or by proxy should return the reply slip accompanying each notice of EGM to the secretariat of the Board on or before Tuesday, 8 September 2020 by hand, by post or by fax.

7.	This EGM is expected to last for half a day. Shareholders (in person or by proxy) attending this EGM are responsible for their own transportation and accommodation expenses.

8.	The address of the secretariat of the Board is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, the PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6687

Fax: (8610) 6209 9557

9.

As at the date of this notice, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Lv Bo and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.